

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2011

<u>Via E-mail</u>

Mr. Howard K. Kaminsky
Executive Vice President and Chief Financial Officer
Sport Chalet, Inc.
One Sport Chalet Drive
La Canada, California 91011

>   **Re: Sport Chalet, Inc.**
>   **Form 10-K for Fiscal Year Ended March 28, 2010**
>   **Filed June 18, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed June 30, 2010**
>   **Form 10-Q for Fiscal Quarter Ended June 27, 2010**
>   **Filed August 6, 2010**
>   **Form 10-Q for Fiscal Quarter Ended September 26, 2010**
>   **Filed November 10, 2010**
>   **Form 10-Q for Fiscal Quarter Ended December 26, 2010**
>   **Filed February 3, 2011**
>   **File No. 000-20736**

Dear Mr. Kaminsky:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ James Allegretto

                                        James A. Allegretto
                                        Senior Assistant Chief Accountant